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ERIC S. SIEGEL

eric.siegel@dechert.com
+1 215 994 2757 Direct
+1 215 655 2757 Fax

June 14, 2011

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3561

Attention:  Justin Dobbie and J. Nolan McWilliams

Re:	The Sheridan Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on June 14, 2011
File No. 333-174734

Gentlemen:

The Sheridan Group, Inc. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to its Registration Statement, File No. 333-174734 (the “Registration Statement”), originally filed with the Commission on June 6, 2011. On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated June 10, 2011, from Mr. Justin Dobbie to Mr. John A. Saxton, President and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

General

1.                                       We note that you are registering the offering of 12.500% Senior Secured Notes due 2014 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response:

In accordance with the Staff’s comment, the Company has provided, concurrently with this response letter, a supplemental letter stating that the Company is registering the exchange offer in reliance on your position contained in the above-referenced SEC No-Action letters.

2.                                       Please file the legality opinions prior to effectiveness. Please allow sufficient time for staff review as we may have comment upon review of the opinions.

Response:

In accordance with the Staff’s comment, the Company has filed the legality opinions of Dechert LLP and Devine, Millimet & Branch, P.A. as Exhibits 5.1 and 5.2 to Amendment No. 1 to the Registration Statement.

*   *   *   *

If you have any questions, please feel free to contact the undersigned at 215.994.2757.  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Eric S. Siegel